Exhibit 99.1

TARENA RECEIVES NOTIFICATION FROM NASDAQ FOR FAILURE TO TIMELY FILE FORM 20-F

BEIJING, May 17, 2019 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced that it received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”).

The Company had previously filed Form 12b-25 to extend the filing deadline for its 2018 Form 20-F. The Company was not able to file its annual report on Form 20-F for the year ended December 31, 2018 by the prescribed filing deadline of April 30, 2019 without unreasonable effort or expense because (i) the Company was unable to finish preparing its financial statements for the periods to be included in the annual report by the prescribed filing deadline; and (ii) the independent audit committee of the Company’s board of directors is conducting a review of certain issues identified during the course of the audit of the Company’s financial statements for the year ended December 31, 2018, including issues related to the Company’s revenue recognition. The Company expects that its historical disclosure of unaudited financial results for each quarter and full year of the fiscal year ended December 31, 2018 may need to be restated and should not be relied upon, pending the completion of its audited financial statements and the review conducted by its independent audit committee. The Company expects to file its annual report on Form 20-F once the financial statements for inclusion therein become available and the independent audit committee's review is completed.

The Nasdaq notification letter provides the Company 60 calendar days from the date of the notification, or until July 15, 2019, to submit a plan to Nasdaq to regain compliance with the Nasdaq’s continued listing requirements. If the plan is accepted, Nasdaq can grant an exception of up to 180 calendar days, or until October 28, 2019, for the Company to regain compliance. The Company may regain compliance at any time during this 180-day period by filing its 2018 Form 20-F. If Nasdaq does not accept the Company’s compliance plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Listing Rule 5815(a). The Nasdaq notification letter has no immediate effect on the listing of the Company’s American depositary shares on the Nasdaq Stock Market.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

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